UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 1-14926

KT Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

206 Jungja-dong Bundang-gu, Sungnam Kyunggi-do 463-711 Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exclusion of an Affiliated Company

I. Details of affiliated company :
   A. Name: KT FDS Co., Ltd.
   B. Name of the Representative Director: Koo, Han Suh
   C. Total assets: KRW 7,337,479,787
   D. Total liabilities: KRW 7,582,856,866
   E. Total shareholders’equity: KRW -245,377,079
   F. Total capital stock: KRW 2,000,000,000
   G. Business area: Development of software and service provider

II. Name of company group: KT Corporation

III. Reason for exclusion: Exclusion through dissolution of relationship as subsidiary company

IV. Number of KT Corporation’s affiliated companies after the exclusion: 25

V. Date of exclusion : October 7, 2009

VI. Effective date: October 7, 2009

VII. Other matters to be considered in making investment decisions
   A. The above mentioned financial details are as of June 30, 2009
   B. KT Corporation is making this disclosure on behalf of the business group “KT” and this disclosure is effective for other listed affiliates of
   KT Corporation that are obligated to make such disclosure :
   - Listed affiliated companies : KTH(036030), KT Music(043610),
   KT Submarine(060370)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KT Corporation

Date: October 15, 2009	By:	Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

KT Corporation

Date: October 15, 2009	By:	Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director